EXHIBIT 2

                                  [TRANSLATION]

                                                             [December 25, 2005]

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


               IMMEDIATE REPORT CONCERNING A SENIOR EXECUTIVE WHO
                        CEASED TO SERVE IN HIS CAPACITY

                 Regulation 34(a) of the Securities Regulations
                     (Periodic and Immediate Reports) 1970

        NOTE: Pursuant to Regulation 34(d) of the Securities Regulations
       (Periodic and Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. First name: Ehud
Family name: Green
Type of identification number: Identity Card
Identification number: 052229432
Type of citizenship: Israeli

2. The capacity that was ceased: Outside Director

3. The date on which the service ceased or will cease: December 25, 2005 The date on which the service began: December 25, 2002

4. According to the best of the knowledge of the company, the cessation DOES NOT entail circumstances that need to be brought to the knowledge of the holders of securities of the company.

NOTE: If the cessation entails circumstances that need to be brought to the knowledge of the holders of securities of the company, give details.

5. The manner of the cessation: End of term of service

6. The capacity in which the senior executive will continue to serve in the company: None

7. Will the senior executive continue after the cessation to be:

     a.   An Interested Party: No

     b.   A Senior Executive: No

If yes, give details.

8. Was the director who ceased to serve an accounting and financial expert (as defined under the instructions of the Securities Authority pursuant to Section 36A of the Securities Law-1968): No

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9. The following is the text of the resignation of an Outside Director and the circumstances of the resignation:

NOTE: To be answered only when an Outside Director has resigned.

10. The date and time that the company was first made aware of the matter dealt in the Report: December 25, 2005 at 12:00 PM

The Bank intends to convene in the near future a Special General Meeting for the purpose of nominating Mr. E. Green as an Outside Director for an additional 3 year term.